Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129651

WELLS TIMBERLAND REIT, INC.
SUPPLEMENT NO. 3 DATED APRIL 16, 2008
TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 1 dated February 11, 2008 and Supplement No. 2 dated February 29, 2008 relating to our initial public offering of up to 85,000,000 shares of common stock. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our initial public offering;

•	an update to the table of contents to our prospectus;

•	a clarification regarding current limitations on our ability to elect REIT status;

•	a clarification regarding the special escrow procedures for investors in the state of Pennsylvania; and

•	changes to the suitability standards for investors in the state of Pennsylvania.

Status of Our Initial Public Offering

As of April 11, 2008, we had received aggregate gross offering proceeds of approximately $67 million from the sale of approximately 6.7 million shares in our initial public offering. As of April 11, 2008, approximately 68.3 million shares remained available for sale to the public under our initial public offering, exclusive of shares available under our distribution reinvestment plan.

Update to the Table of Contents to Our Prospectus

The “Management” heading listed in the table of contents to our prospectus is hereby updated to include a subheading for the “Legal Proceedings” subsection beginning on page 50 of our prospectus and a subheading for the “Regulatory Investigation” subsection beginning on page 54 of our prospectus.

Current Limitations on Election of REIT Status

The section of our prospectus located on page 10 under the heading “When will you become qualified as a REIT?” is hereby amended and restated as follows:

Pursuant to our charter, our board of directors has the authority to determine when and if it is in our best interest to elect for us to qualify for federal income tax treatment as a REIT. Our qualification as a REIT requires compliance with a number of tests imposed by the Internal Revenue Code, including requirements as to organization and ownership, distributions of at least 90% of our ordinary taxable income to stockholders, and the nature and diversification of our income and assets. As a result of the structure of the acquisition of the South Central Timberland, including the installment note issued to the seller, we expect that we will not meet the requirements to qualify as a REIT for the taxable years ending December 31, 2007 or December 31, 2008. In addition, we are restricted from making distributions to our stockholders until the mezzanine loan we obtained to finance a portion of the acquisition has been repaid in full and until we have attained certain financial performance measures under the senior loan. On February 29, 2008, we amended the terms of the mezzanine loan to extend the maturity date of such loan from October 17, 2008 to March 2, 2009 provided that certain conditions are met as of October 17, 2008. See “Timberland Investments — South Central Timberland — Financing.”

In order for us to qualify as a REIT, during the last half of each taxable year, not more than 50% of the value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities. In addition, the outstanding shares must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the requirements specified in the two preceding sentences shall not apply until after the first taxable year for which we make an election to be taxed as a REIT. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Internal Revenue Code. However, we cannot assure you that this prohibition will be effective.

Our charter contains limitations on ownership that prohibit any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% in value of our outstanding shares, or more than 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding common shares, unless exempted by our board of directors. Our charter also provides that our board of directors may, subject to certain conditions, exempt an excepted holder, by establishing a limitation on the excepted holder’s share ownership. Pursuant to Wells Real Estate Funds, Inc.’s purchase of 32,128 shares of our preferred stock, Wells Real Estate Funds, Inc. currently holds in excess of 9.8% of the value of our aggregate outstanding capital stock. At such level, we would not satisfy the REIT qualification requirement that five or fewer individuals not directly or indirectly own more than 50% (by value) of our stock. Our board has named Wells Real Estate Funds, Inc. as an excepted holder and has limited Wells Real Estate Funds, Inc.’s share ownership to 68% of the value of the outstanding shares of our capital stock. However, when our board of directors granted the waiver to Wells Real Estate Funds, Inc. to own in excess of 9.8% of the aggregate value of the Issuer’s outstanding capital stock, it conditioned such waiver upon Wells Real Estate Funds, Inc. agreeing that if, at such time as our board determines to elect to qualify as REIT for any fiscal year, Wells Real Estate Funds, Inc.’s ownership of the Series A preferred stock would cause us not to qualify as a REIT, such shares of Series A preferred stock will automatically be transferred to a charitable trust in accordance with our charter. Our charter provides that any transfer of shares that would violate our share ownership limitations is null and void and the intended transferee will acquire no rights in such shares, unless the transfer is approved by our board of directors based upon receipt of information that such transfer would not violate the provisions of the Internal Revenue Code for qualification as a REIT.

We expect that our board of directors will elect for us to qualify as a REIT for the first taxable year in which (1) we would otherwise qualify to be taxed as a REIT and (2) we generate substantial taxable income such that REIT status would be in the best interest of our stockholders. As of the date of this prospectus, we do not anticipate that we will elect to be taxed as a REIT until, at the earliest, our taxable year ending December 31, 2009. However, we cannot give any assurances that we will qualify to be taxed as a REIT in the future, and it is possible that we may engage in other timberland acquisition transactions in the future which will cause our board of directors to determine that it is in our best interest to further delay our REIT election. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Election of REIT Status.”

Escrow Procedures for Pennsylvania Investors

The escrow procedures for investors in the state of Pennsylvania described on page 12 of our prospectus are updated to include the following disclosure:

Because the minimum offering amount is less than $75,000,000, you are cautioned to carefully evaluate our ability to fully accomplish our stated objectives and to inquire as to the current dollar volume of subscriptions pursuant to this offering.

Suitability Standards

Investors who reside in the state of Pennsylvania must have either (1) a net worth of at least $500,000 or (2) an annual gross income of at least $140,000 and a net worth of at least $140,000.

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